Exhibit 99.1

July 13, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FATAL ACCIDENT AT ITS TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”) regrets to report the fatality of a contract worker that occurred on Tuesday, July 12 at its Topia processing plant in Durango, Mexico.

“We are deeply saddened by this tragic event,” stated Robert Archer, President and CEO. “On behalf of all of us at Great Panther, I wish to extend our most sincere condolences to the deceased’s family and friends, and to all of our co-workers at our Topia Mine. Regrettably, this accident comes even as we are continuing a complete safety review across all of our operations. All such incidents are unacceptable and we will continue to do everything possible to prevent a recurrence."

The Company is currently assessing the cause of the accident and is fully cooperating with the relevant authorities. As the accident occurred at the plant, processing has been halted pending a full investigation. Mining operations are unaffected however, and ore will be stockpiled until all investigations are completed. Great Panther is fully committed to providing a safe working environment by striving to eliminate safety and health hazards to the fullest extent possible.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com